Consent of Independent Auditors

The Stockholders
Echelon International Corporation

We consent to incorporation by reference in the registration statements (No. 333-18171 on Form S-8, No. 333-18175 on Form S-8, No. 333-18177 on Form S-8 and
No. 333-18179 on Form S-8) of Echelon International Corporation of our report dated March 19, 1997, relating to the consolidated balance sheets of Echelon International Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and deficit, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, and all related schedules, which report appears in the December 31, 1996 annual report on Form 10-K of Echelon International Corporation.

KPMG Peat Marwick LLP

March 31, 1997
St. Petersburg, Florida